FOR IMMEDIATE RELEASE

Brookfield SELLS 49% InTEREST

in EIGHT WASHINGTON DC OFFICE ASSETS

WASHINGTON, DC, June 18, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) has entered into a joint venture partnership with AustralianSuper, selling them a 49% stake in eight office buildings from its Washington DC portfolio. This transaction values the properties at $1.32 billion. Net proceeds raised by Brookfield total $349 million.

Brookfield will retain management and leasing responsibilities at the eight buildings which total 2.2 million square feet and are 96% occupied.

“We continue to see healthy demand from investment partners in core, stabilized office properties in major markets, and took this opportunity to bring AustralianSuper into Washington DC as part of our ongoing capital recycling initiative,” said Ric Clark, CEO of Brookfield Property Group. “We are committed to maintaining our presence in Washington and are pleased with our growing relationship with AustralianSuper.”

Jack McGougan, Head of Property at AustralianSuper, said “We are pleased to further strengthen our partnership with Brookfield Property Partners, whom we consider to be among the premier office asset managers globally. This transaction allows AustralianSuper to substantially increase its direct holdings in offshore property, in line with its strategy of investing in established assets with strong long-term growth potential.”

Five of the assets are located in the East End, the premier submarket in the region, with additional diversity in other core submarkets. East End assets include 1400 K Street, 1200 K Street, the Victor Building, 650 Massachusetts Ave, and 799 9th Street. The remaining three assets include 1250 Connecticut Ave in the DC Central Business District; 77 K Street in NOMA (North of Massachusetts) and Bethesda Crescent in Bethesda, MD.

AustralianSuper was represented by Jim Halliwell and Dan Thornton at Principal Real Estate Investors.

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ABOUT BROOKFIELD

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

About AustralianSuper

AustralianSuper is one of Australia’s largest superannuation funds with over 2 million members and AUD $90 billion in assets under management. The property portfolio has just over AUD $7 billion in assets with plans to have around 10 percent of the Fund’s assets allocated to property investments over the next 3-4 years. One in ten working Australians is a member of the Fund. www.australiansuper.com

Media Contacts:

Melissa Coley

Vice President, Communications

Brookfield

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Stephen McMahon

Head of External Relations

AustralianSuper

Tel: +61 3 8648 3828

Email: smcmahon@australiansuper.com

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Brookfield

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

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